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                                                                   Exhibit 18.02


October 25, 2004

J. Michael Losh
Chief Financial Officer
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, Ohio 43017


Dear Mr. Losh:

Note 16 of the Notes to the Consolidated Financial Statements of Cardinal Health, Inc. and subsidiaries included in its Form 10-K for the fiscal year ended June 30, 2004 describes a change in the method of accounting for cash discounts from recognizing cash discounts as a reduction of cost of products sold upon payment of vendor invoices to recording cash discounts as a component of inventory cost. We conclude that such change in the method of accounting is to an acceptable alternative method, which, based on your business judgment to make this change and for the stated reason, is preferable in your circumstances.


                                                     Very truly yours,


                                                     /s/ Ernst & Young LLP